13012158

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~66534~~ 67596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esposito Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Crescent Court, Suite 650
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Esposito (214)855-2161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY 3/12

OATH OR AFFIRMATION

I, Joel Colpitts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esposito Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM MARTIN
Notary Public, State of Texas
My Commission Expires
September 17, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESPOSITO SECURITIES, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2012
and
Supplemental Report on Internal Control

(With Report of Registered Independent Public Accounting Firm Thereon)

ESPOSITO SECURITIES, LLC
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Esposito Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 15 and 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 15 and 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2013

ESPOSITO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	761,955
Cash with clearing organizations, restricted		1,625,795
Receivables from brokers, dealers and clearing organizations		120,903
Securities owned, at market value		1,089,165
Prepaid expenses and other current assets		24,843
TOTAL CURRENT ASSETS		3,622,661
Property and equipment, net		120,040
TOTAL NONCURRENT ASSETS		120,040
TOTAL ASSETS	$	3,742,701
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	477,667
Securities sold, not yet purchased, at market value		633,145
Other current liabilities		17,161
TOTAL CURRENT LIABILITIES		1,127,973
TOTAL LIABILITIES		1,127,973
MEMBERS' EQUITY		2,614,728
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,742,701

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE		
Commissions	$	6,552,484
Trading loss		(29,856)
Total revenue		6,522,628
EXPENSES		
Advertising and marketing		130,093
Compensation and benefits		1,688,663
Clearing costs		1,840,181
Research		341,906
Depreciation		45,978
General and administrative		119,642
Insurance expense		16,680
Interest expense		22,347
Occupancy and equipment		238,874
Professional fees		192,535
Regulatory fees and expenses		51,562
State and local taxes		4,915
Total expenses		4,693,376
NET INCOME	$	1,829,252

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Beginning Balance, January 1, 2012	$ 3,999,467
Distributions	(5,048,991)
Contributions	1,835,000
Net income	1,829,252
Ending Balance, December 31, 2012	$ 2,614,728

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,829,252
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation expense		45,978
(Increase) decrease in assets:		
Cash with clearing organizations, restricted		224,205
Receivables from brokers, dealers and clearing organizations		(2,370)
Securities owned		(1,071,842)
Prepaid expenses and other current assets		70,595
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		84,332
Securities sold, not yet purchased		631,736
Other current liabilities		(33,546)
Cash provided by operating activities		1,778,340
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of fixed assets		(103,762)
Cash used in investing activities		(103,762)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members		(5,048,991)
Contributions from members		1,835,000
Cash used in financing activities		(3,213,991)
NET DECREASE IN CASH CASH EQUIVALENTS		(1,539,413)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,301,368
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	761,955
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	22,347
CASH PAID FOR INCOME TAXES	$	4,915

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. BUSINESS

Esposito Securities, LLC (the "Company") was formed, on December 15, 2006 as a Texas Limited Liability Company. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreements between the clearing firms and the Company, the Company pays a clearing fee to the clearing firms for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, cash and cash equivalents included unrestricted cash held in depository institutions and clearing firms.

Restricted Cash

Restricted cash consists of deposits and compensating balances required to be maintained with clearing firms.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. As such, the Company has not recorded an allowance for doubtful accounts as of December 31, 2012.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from two to five years using the straight-line method.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2012, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Proprietary and customer securities transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends, and interest are recorded in the period in which they were earned or incurred. Selling, general and administrative costs are charged to expense as incurred.

Accounts receivable and payable are recorded for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold, not yet purchased are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations as trading income.

Income Taxes

Net earnings are allocated to the members based on their ownership percentages. Federal income taxes on Company income are payable personally by the members. Accordingly, no provision has been made for federal income taxes. The Company is subject to Texas Margin Tax, which is imposed on gross revenue generated by the Company in Texas.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two step process to determine the amount of tax benefit to be recognized in the financial statements. First the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2012, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2008-2011 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable, investments in equity securities and commissions revenue. The Company places its cash with quality financial institutions and clearing firms. At times during the year, however, cash in financial institutions and clearing firms may exceed Federal Deposit Insurance Corporate ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. At December 31, 2012 cash exceeded SIPC insured limits by $1,728,658. Accounts receivable relates to commissions earned from the trading of equity securities. The Company has not experienced problems in collecting commissions due. At December 31, 2012 the Company had three major customers that represented 73% of revenue. No other customer represented more than 10% of revenue. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company does not believe it is exposed to any significant counter party credit risk. In addition, the Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2012, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising and marketing costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2012 were $130,093.

3. INVESTMENTS

All of the Company's investments are non-allowable assets for the purpose of determining net capital.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

3. INVESTMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Exchange traded funds: Composed of underlying securities traded on a national securities exchange and reported at net asset value ("NAV"). NAV is determined at the close of each business day and is net of expenses and fees including management and distribution fees. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as level 1.

Unit investment trusts: Composed of underlying securities traded on a national securities exchange and reported at the public offering price or NAV as determined at the close of each business day and are categorized as level 1.

Other investments: Includes exchange traded derivative financial instruments including futures contracts. These are valued based on broker quotes in an over the counter market and are classified level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management has implemented ASU 2011-04 and does not believe it had a material impact on the financial statements.

3. INVESTMENTS (CONTINUED)

Investments at December 31, 2012 consisted of the following:

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Unit investment trusts	$ 981,420	$ -	$ -	$ 981,420
Exchange traded funds	107,745	-	-	107,745
Total securities owned	$ 1,089,165	$ -	$ -	$ 1,089,165
Securities sold, not yet purchased				
Exchange traded funds	$ (418,565)	$ -	$ -	$ (418,565)
Unit investment trusts	(82,236)	-	-	(82,236)
Other investments	-	(132,344)	-	(132,344)
Total securities sold, not yet purchased	$ (500,801)	$ (132,344)	$ -	$ (633,145)

Gain (loss) recognized on derivatives in the Statement of Operations are stated below for the year ended December 31, 2012:

Derivative Type	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized on derivatives
Futures short	Trading loss	$ (640)

Financial futures listed on a major exchange or traded over-the-counter (OTC) with appropriate liquidity may be used for bona fide hedges for risk management/risk reduction and to enhance returns when they are mispriced relative to the cash market.

As of December 31, 2012, the Company held positions in futures, which include short futures containing U.S. Treasury Notes. At December 31, 2012, the notional amount of the short futures was $(132,344).

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Furniture and fixtures	$ 188,864
Computer equipment	225,550
	414,414
Accumulated depreciation	(294,374)
Property and equipment, net	$ 120,040

Depreciation expense for the year ended December 31, 2012 was $45,978 and it was included as a component of general operating expenses in the accompanying financial statements.

5. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2012 was $129,346. Amount is included as a component of occupancy and equipment in the accompanying financial statements

The Company's obligations under the lease agreements subsequent to December 31, 2012 are as follows:

Years ending December 31,		Annual lease payments
2013	$	118,647
2014		9,911
Total	$	128,558

6. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2012, employees were able to contribute up to $22,500 based on the employee's age. The Company has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Company each year. There were no discretionary contributions declared for the year ended December 31, 2012.

7. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

8. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2012.

9. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2012, the balance sheet date, through February 27, 2013, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2012.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2012

ESPOSITO SECURITIES, LLC
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

Net Capital Computation

Total members' equity	$ 2,614,728
Non-allowable assets and liabilities:	
Receivables from non-customers	(42,960)
Property and equipment, net	(120,040)
Other assets	(24,843)
Total non-allowable assets and liabilities	(187,843)
Haircuts on securities	(160,372)
Total changes in members' equity	(348,215)
Net allowable capital	$ 2,266,513

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 32,989
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 2,166,513

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 494,828
Percentage of aggregate indebtedness to allowable net capital	21.83%

ESPOSITO SECURITIES, LLC
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$ 2,266,512
Net Company audit adjustments and rounding	1
Adjusted net allowable capital, per audited financial statements	$ 2,266,513

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2012

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c-3-3

Board of Directors
Esposito Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Esposito Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 27, 2013